UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Quarter Ended December 31, 2024
Commission File Number 001-36202

NAVIGATOR HOLDINGS LTD.
(Translation of registrant’s name into English)

c/o NGT Services (UK) Ltd
10 Bressenden Place,
London, SW1E 5DH,
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

NAVIGATOR HOLDINGS LTD.

REPORT ON FORM 6-K FOR THE THREE MONTHS ENDED DECEMBER 31, 2024

IMPORTANT INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This report on Form 6-K contains certain forward-looking statements concerning plans and expectations of management for future operations or economic performance, or assumptions related thereto, including without limitation, in relation to our financial forecast, and our investments, such as our newbuild vessels, joint ventures and co-investments, and their respective terms and benefits, and anticipated timing of completion, and commercialization. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business and the markets in which we operate as described in this report on Form 6-K. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” “scheduled,” or the negative of these terms or other comparable terminology. Forward-looking statements appear in a number of places in this report. Where, in any forward-looking statement, we express an expectation or belief as to future results or events, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished. The following are some but not all of the factors that could cause actual results or events to differ materially from anticipated results or events;
•the completion of the Company’s year end close procedures and further financial review with respect to the Company’s financial statements for the year ended December 31, 2024, and other developments that may arise between now and the disclosure of the Company’s final results;

•future operating or financial results;

•potential acquisitions and joint ventures, business strategy and expected capital spending;
•operating expenses, availability of crew, number of offhire days, drydocking requirements and insurance costs;
•fluctuations in currencies and interest rates;
•general market conditions and shipping market trends, including charter rates and factors affecting vessel supply and demand;
•our ability to continue to comply with all our debt covenants;
•our financial condition and liquidity, including our ability to refinance our indebtedness as it matures (including, but not limited to, our September 2020 Secured Revolving Credit Facility (defined below) maturing in September 2025) or obtain additional financing in the future to fund capital expenditures, acquisitions, newbuild vessels, and purchases of vessels, and for other corporate activities;
•future capital expenditures needed to preserve our capital base;
•the availability of vessels to purchase, the time it may take to construct new vessels or the useful lives of our vessels;
•our continued ability to enter into short-term or long-term, fixed-rate time charters or voyage charters with our customers;
•our vessels engaging in ship to ship transfers of liquefied petroleum gas (“LPG”) or petrochemical cargoes which may ultimately be discharged in sanctioned areas or to sanctioned individuals without our knowledge;
•the severity and duration of any world events and armed conflicts, including the Russian-Ukraine war, conflicts in the Israel-Gaza region and the broader conflict in the Middle East involving Iran and other nations, and associated repercussions to supply and demand for oil and gas and the economy generally as well as possible effects of trade disruptions;

•the severity and duration of any climate and weather-related events;

•our ability to employ and retain suitably experienced commercial and technical staff;
•changes in governmental rules and regulations or actions taken by regulatory authorities;

•the risk inherent in marine transportation, including any incident involving significant loss of product or environmental contamination by any of our vessels;
•our ability to manage obligations, liabilities, or responsibilities, arising from any regulatory environment emission trading or compliance schemes;
•global epidemics or other health crises, including its impact on our business;
•liability from future litigation;

•our share repurchases and the payment of dividends to our shareholders including under any return of capital policy;
•our ability to maintain appropriate internal control over financial reporting and our disclosure controls and procedures;
•failure of a key information technology system or process or exposure to fraud, security breaches or cyber-attacks;

•the impact of cyber crime and changing the financial fraud environment;
•the financial performance of the Ethylene Export Terminal (as defined below) and our related Export Terminal Joint Venture (as defined below) and the completion of construction and financing, and the financial success, of the Terminal Expansion Project (as defined below);

•the financial performance of the Unigas Pool; and

•other factors discussed in our Annual Report on Form 20-F and the other reports and documents we file with the U.S. Securities and Exchange Commission.

All forward-looking statements included in this report on Form 6-K are made only as of the date of this report. New factors that could cause actual results or events to differ materially from anticipated results or events emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results or events to be materially different from those contained in any forward-looking statement. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.

PRELIMINARY FOURTH QUARTER AND FINANCIAL YEAR 2024 RESULTS (UNAUDITED)

Fourth Quarter Financial Highlights

•On March 12, 2025, the Board of Navigator Holdings Ltd. (NYSE: NVGS) (“Navigator Holdings,” "Navigator Gas," “our,” “we,” “us” or the “Company”) declared a cash dividend of $0.05 per share for the quarter ended December 31, 2024, (the “Dividend”) under the Company's Return of Capital policy, payable on April 3, 2025 to all shareholders of record as of the close of business U.S. Eastern Time on March 23, 2025.
•Also as part of the Company's Return of Capital policy for the quarter ended December 31, 2024, the Company expects to repurchase approximately $1.9 million of its common stock between March 16, 2025, and March 31, 2025, subject to operating needs, market conditions, legal requirements, stock price and other circumstances, such that the Dividend and share repurchases together equal 25% of net income for the quarter ended December 31, 2024.

•On December 17, 2024 the Company paid a dividend of $0.05 per share of the Company’s common stock to all shareholders of record as of the close of business U.S. Eastern Time on November 25, 2024, totaling $3.5 million, and repurchased 69,166 shares of common stock in the open market between November 11, 2024, and December 31, 2024, at an average price of $15.88 per share, totaling approximately $1.1 million, all as part of the Company's Return of Capital policy for the quarter ended September 30, 2024.

•The Company reported total operating revenue of $144.0 million for the three months ended December 31, 2024, compared to $141.6 million for the three months ended December 31, 2023.
•Net Income attributable to stockholders of the Company was $21.6 million for the three months ended December 31, 2024, compared to $17.8 million for the three months ended December 31, 2023.
•EBITDA1 was $68.0 million for the three months ended December 31, 2024, compared to $66.6 million for the three months ended December 31, 2023.

•Adjusted EBITDA1 was $73.4 million for the three months ended December 31, 2024, compared to $71.7 million for the three months ended December 31, 2023.

•Basic earnings per share attributable to stockholders of the Company was $0.31 for the three months ended December 31, 2024, compared to $0.24 per share for the three months ended December 31, 2023.

•Adjusted basic earnings per share attributable to stockholders of the Company1 was $0.39 per share for the three months ended December 31, 2024, compared to $0.31 per share for the three months ended December 31, 2023.

•The Company increased its debt by $51.9 million to $853.5 million during the three months ended December 31, 2024 as the Company borrowed an aggregate of $68.5 million under its revolving credit facilities and closed the refinancing of its new $147.8 million facility, offset by the repayment with respect to OCY Aurora of $43 million and quarterly repayments on loan facilities of $35.4 million. This compares to a reduction in debt of $24.1 million to $801.6 million during the three months ended September 30, 2024.

•Following a payment of $50.0 million on December 21, 2024 in relation to the Terminal Expansion Project (as defined below) the Company's cash, cash equivalents, and restricted cash was $139.8 million as of December 31, 2024, compared to $127.7 million as at September 30, 2024.

The Company’s financial information for the quarter and year ended December 31, 2024, included in this report on Form 6-K is preliminary and unaudited and is subject to change in connection with the completion of the Company’s year-end close procedures and further financial review, including the audit currently underway by the Company’s independent registered public accounting firm. Actual audited results may differ as a result of the completion of the Company’s year-end closing procedures, review adjustments, and other developments that may arise between now and the time such financial information for the year ended December 31, 2024, is finalized.
1 EBITDA and Adjusted EBITDA, Adjusted Net Income Attributable to stockholders of Navigator Holdings Ltd., and Adjusted Basic Earnings per Share are not measurements prepared in accordance with U.S. GAAP. EBITDA represents net income before net interest expense, income taxes, depreciation and amortization. We define Adjusted EBITDA as EBITDA before profit/loss on sale of vessel and unrealized gain/loss on non-designated derivative instruments and unrealized foreign currency exchange and loss on repayment of Unsecured Bonds. Adjusted basic earnings per share represents basic earnings per share adjusted to exclude unrealized gains or losses on non-designated derivative instruments and unrealized foreign currency exchange and any profit or loss on the sale of any vessel, write of deferred financing costs and loss on repayment of unsecured bonds (as defined below). Adjusted Net Income Attributable to stockholders of Navigator Holdings Ltd. represents net income attributable to stockholders of Navigator Holdings Ltd. before unrealized (gain)/loss on non-designated derivative instruments, unrealized foreign currency exchange and (profit)/loss from sale of vessel write of deferred financing costs and loss on repayment of unsecured bonds (as defined below). Management believes that EBITDA, Adjusted EBITDA and Adjusted Basic earnings per share are useful to investors in evaluating the operating performance of the Company. EBITDA, Adjusted EBITDA and Adjusted Basic earnings per share do not represent and should not be considered alternatives to consolidated net income, earnings per share, cash generated from operations or any other GAAP measure. See “Reconciliation of Non-GAAP Financial Measures” below for a reconciliation of EBITDA, Adjusted EBITDA and Adjusted Basic earnings per share to, in each case, the closest comparable GAAP measure.

Other Highlights and Developments
Fleet Operational Update

The average daily time charter equivalent ("TCE") across the fleet was $28,341 for the three months ended December 31, 2024, compared to $28,428 for the three months ended December 31, 2023, and $29,079 for the three months ended September 30, 2024.

Utilization across the fleet remained robust at 92.2% for the three months ended December 31, 2024 compared to 90.9% for three months ended September 30, 2024, and 91.3% for the three months ended December 31, 2023.

U.S. domestic ethylene prices continued on an upward trajectory during the three months ended December 31, 2024, largely due to ongoing maintenance at upstream supply facilities. Such increased prices narrowed the arbitrage between the U.S. and Asia, resulting in a dampening of shipping trading conditions for ethylene, however this was offset by strong ethane demand from China that boosted shipping conditions.

For the three months ended December 31, 2024, we had an average of 31 vessels engaged under time charters, 16 vessels on spot voyage charters and contracts of affreightment ("COAs"), and nine vessels operating in the independently managed Unigas Pool. For the 12-month period commencing October 1, 2024, we have 48% of our available days covered under time charter. For the same 12-month period our midsize and fully refrigerated vessels are almost exclusively employed on time charters, our semi-refrigerated vessels are expected to be employed under a mix of time charters and spot voyage charters, and most of our ethylene-capable vessels are expected to be employed in the spot voyage market.

The average handysize 12-month forward-looking market assessment for semi-refrigerated vessels for the fourth quarter of 2024 increased by $16,000 per calendar month (“pcm”), to an average of $956,000 pcm compared to $940,000 pcm in the third quarter of 2024. The fully-refrigerated 12-month forward-looking market assessment for the fourth quarter of 2024 decreased by $15,000 pcm, to an average of $823,000 pcm compared to $838,000 in the third quarter of 2024. The handysize ethylene 12-month forward-looking market assessment for the fourth quarter of 2024 increased by $63,000 pcm to $1,117,000 pcm compared to $1,070,000 pcm compared to the third quarter of 2024.

Ethylene Export Terminal Update

We own a 50% share in an ethylene export marine terminal at Morgan’s Point, Texas (the “Ethylene Export Terminal”) through a joint venture (the "Export Terminal Joint Venture"). The Ethylene Export Terminal throughput for the three months ended December 31, 2024, was 159,183 metric tons, compared to 208,496 metric tons for the three months ended December 31, 2023. Our share of the results of our equity investment in the Ethylene Export Terminal was maintained at $5.6 million for the three months ended December 31, 2024, compared to $5.5 million for the three months ended December 31, 2023, due to the receipt of deficiency fees received in December 2024.

Ethylene exports through our Ethylene Export Terminal totaled 159,183 metric tons in the fourth quarter of 2024, compared to 122,000 metric tons in the third quarter of 2024. We expect throughput for the first quarter of 2025 to be lower than the fourth quarter of 2024 due to the price of U.S. based feedstocks and a narrower price arbitrage between the U.S. and Asia, which we anticipate will reverse in the second quarter of 2025.

Together with Enterprise Products Partners L.P., our joint venture partner, we agreed to invest in an expansion of the Ethylene Export Terminal (the “Terminal Expansion Project”). The Terminal Expansion Project increases the export capacity of the Ethylene Export Terminal from approximately one million tons of ethylene per annum to at least 1.55 million tons per annum and was completed and put into service on December 19, 2024. Two new multi-year offtake contracts related to the expanded volume have been signed, and we continue to expect that additional capacity will be contracted throughout 2025. Until further offtake contracts are signed, volumes will be sold on a spot basis.

The total capital contributions required from us for our share of the construction cost for the Terminal Expansion Project are expected to be approximately $128 million. The Company financed these capital contributions using existing cash resources. Of the expected total of $128 million, $124 million had been contributed as of December 31, 2024, with approximately $89 million of this being contributed during 2024. The final balance of approximately $4 million will be contributed during the first quarter of 2025. It is anticipated that additional debt will be raised in 2025 to recoup some of the cash reserves expended on the Terminal Expansion Project and the Company is currently assessing options in this respect.

Vessel Newbuild

On August 23, 2024, the Company entered into contracts to build two new 48,500 cubic meter capacity liquefied ethylene gas carriers with Jiangnan Shipyard (Group) Co., Ltd. and China Shipbuilding Trading Co., Ltd., in China (the “Original Newbuild Vessels”). As part of the agreements made on August 23, 2024, the Company had an option for two additional newbuild vessels of the same specification and price. On November 21, 2024 the Company exercised the option and entered into contracts to build an additional two new 48,500 cubic meter capacity liquefied ethylene gas carriers ("the Additional Newbuild Vessels"). The Original Newbuild Vessels and Additional Newbuild Vessels (together the "Newbuild Vessels") are scheduled to be delivered to the Company in March 2027, July 2027, November 2027 and January 2028 respectively, at an average shipyard price of $102.9 million per vessel.

The Newbuild Vessels are expected to be able to carry a wide variety of gas products, ranging from the most complex petrochemical gases, such as ethylene and ethane, to LPG and clean ammonia. The Newbuild Vessels are expected to be fitted with dual-fuel engines to facilitate ethane as a low-carbon intensity transitional fuel and made retrofit-ready for using ammonia as a fuel in the future. Additionally, the Newbuild Vessels will be capable of transiting through both the old and new Panama Canal locks, providing enhanced flexibility. The Company expects to finance the cost of the Newbuild Vessels using debt and cash on hand and the Company is currently assessing options in this respect.

The Company has signed its first time charter contract for a short-term period for one of its Newbuild Vessels, and discussions are ongoing with other customers who have expressed interest in chartering the Newbuild Vessels. As such, we currently expect to fix additional time charter contracts for the Newbuild Vessels prior to delivery.

2024 Senior Unsecured Bonds ("2024 Bonds")

On October 17, 2024 the Company successfully issued $100 million of new Senior Unsecured Bonds (the "2024 Bonds") in the Nordic bond market. The 2024 Bonds mature in October 2029 and bear a fixed coupon of 7.25% per annum. In connection with the 2024 Bonds issuance, the Company exercised a call option to repurchase $100 million of its existing $100 million Senior Unsecured Bonds issued in 2020 with ISIN NO0010891955 and a maturity date in September 30, 2025 (the "2020 Bonds"). Navigator exercised the call option on the 2020 Bonds at 101.6% of par value plus accrued interest and the transaction settled on November 1, 2024.

Newly Acquired Vessels

On January 7, 2025, the Company entered into an agreement to acquire three German-built 17,000 cubic meter capacity, ethylene-capable liquefied gas vessels (the "Purchased Vessels").

On February 19, 2025, the Company acquired the first of the three Purchased Vessels, now renamed the Navigator Hyperion for $27.4 million. On February 24, 2025, the Company acquired the second of the Purchased Vessels, now renamed the Navigator Titan for $27.4 million. On or around March 17, 2025 the Company expects to acquire the third of the Purchased Vessels, and which is expected to be renamed the Navigator Vesta, for $29.2 million. The Purchased Vessels are anticipated to operate in the spot market upon or soon after delivery.

On February 7, 2025, the Company entered into a $74.6 million Senior Secured Term Loan (the “February 2025 Facility”) with Nordea Bank Abp, to partially finance the purchase price of the three Purchased Vessels and used cash on hand to pay the remainder of the purchase price. The February 2025 Facility matures on June 7, 2026, however the borrower has an option to extend the facility for a further 18 months. The facility is non-amortizing for the period to June 7, 2026, has a balloon repayment of $25.0 million due on June 6, 2026, if the 18-month extension option is exercised, and bears interest at a rate of Term SOFR plus 180 basis points.

Return of Capital Policy

The Company’s current Return of Capital policy, which is subject to operating needs, market conditions, legal requirements, stock price and other circumstances, is based on paying out quarterly cash dividends of $0.05 per share of common stock and returning additional capital in the form of additional cash dividends and/or Share Repurchases (as defined below), such that the two elements combined equal at least 25% of net income for the applicable quarter.

As part of the Return of Capital policy, we expect to repurchase the Company’s common stock (the “Share Repurchases”) and any such Share Repurchases will be made via open market transactions, privately negotiated transactions or any other method permitted under U.S. securities laws and the rules of the U.S. Securities and Exchange Commission.

Declarations of any dividends in the future, and the amount of any such dividends, are subject to the discretion of the Company’s Board. The Return of Capital policy does not oblige the Company to pay any dividends or repurchase any of its shares in the future and it may be suspended, discontinued or modified by the Company at any time, for any reason. Further, the timing of any Share Repurchases under the Return of Capital policy will be determined by the Company’s management and will depend on operating needs, market conditions, legal requirements, stock price, and other circumstances.

Legal Updates

The Company continues to consider the potential change in its corporate domicile from the Marshall Islands to England and Wales (the “Company Redomiciliation”). As part of the Company Redomiciliation, the Company would likely change the corporate domicile of certain of its subsidiaries to England and Wales (the “Subsidiary Redomiciliations” and, together with the Company Redomiciliation, the “Redomiciliations”). The Company expects that the potential Redomiciliations would better align the Company’s corporate structure with its current and future business activities and financing plans. Although we have taken certain preliminary steps in connection with the potential Redomiciliations, our Board of Directors (the “Board”) has not yet determined that we should complete the Redomiciliations. When and if the Board makes such a determination, it would present certain aspects of the Redomiciliations to the Company’s shareholders for approval. At this time we cannot predict when or if the Board will make a final determination to complete the Redomiciliations. If the Redomiciliations are ultimately completed, we do not expect that the Redomiciliations will have a material impact on our employees, our day-to-day business and operations or our services to customers. Nothing in this Report on Form 6-K should be construed as an offer to sell, or the solicitation of an offer to buy, any securities in connection with the potential Redomiciliations, nor an agreement or promise that any Redomiciliation will occur, nor is it a solicitation of any vote, consent or approval in connection with the potential Redomiciliations.

The Company is aware of reports that Muhamad Kerry Adrianto and certain other business partners and executives of PT Pertamina (Persero), Indonesia’s state-owned energy company (“Pertamina”), were arrested by Indonesian authorities on February 25, 2025 as part of an investigation into allegations of corruption. The allegations relate to the mismanagement of crude oil and oil refinery products at Pertamina between 2018 and 2023. The investigation by Indonesian authorities is ongoing.

Mr. Adrianto serves as a director of PT Navigator Khatulistiwa ("PTNK"), our Indonesian joint venture. The Company has begun taking steps to remove Mr. Adrianto from his position as a director at PTNK. Three unencumbered vessels in our fleet and approximately $38.6 million of cash, which we have determined would currently be recorded as restricted cash, are owned by PTNK. The vessels were previously on time charter to Pertamina for the transportation of liquefied petroleum gas within Indonesia, the last and most recent of which expired by its terms on February 15, 2025.

We do not believe these events will have a material impact on the Company or our operations.

Unaudited Results of Operations for the Three Months Ended December 31, 2024 compared to the Three Months Ended December 31, 2023

The following table compares our operating results for the three months ended December 31, 2023 and 2024:

`	Three months ended December 31, 2023	Three months ended December 31, 2024	Percentage change
	(in thousands, except percentage change)
Operating revenues	$129,068	$130,269	0.9%
Operating revenues – Unigas Pool	12,564	13,762	9.5%
Total operating revenue	141,632	144,031	1.7%

Brokerage commission	1,706	1,672	(2.0)%
Voyage expenses	18,115	19,187	5.9%
Vessel operating expenses	46,715	45,957	(1.6)%
Depreciation and amortization	32,828	32,645	(0.6)%
General and administrative costs	8,878	9,401	5.9%
Loss from sale of vessel	144	—	—
Other income	36	—	—
Total operating expenses	108,422	108,862	0.4%

Operating Income	33,210	35,169	5.9%
Unrealized (loss) on non-designated derivative instruments	(5,254)	(278)	(94.7)%
Interest expense	(16,646)	(12,381)	(25.6)%
Interest income	2,060	1,184	(42.5)%
Unrealized foreign exchange gain/(loss)	291	(2,847)	(1078.5)%
Write off of deferred financing costs	—	(829)	-
Loss on repayment of unsecured bonds	—	(1,456)	-
Income before taxes and share of result of equity method investments	13,661	18,562	35.9%
Income taxes	(56)	(1,324)	2244.1%
Share of result of equity method investments	5,540	5,620	1.4%
Net Income	19,145	22,858	19.4%
Net income attributable to non-controlling interest	(1,394)	(1,272)	(8.7)%
Net Income attributable to stockholders of Navigator Holdings Ltd.	$17,751	$21,586	21.6%

The following table presents selected operating data for the three months ended December 31, 2024 and 2023, which we believe is useful in understanding the basis of movements in our operating revenues.

	Three months ended December 31, 2023	Three months ended December 31, 2024
* Fleet Data:
Weighted average number of vessels	47.0	47.0
Ownership days	4,324	4,324
Available days	4,273	4,250
Earning days	3,903	3,920
Fleet utilization	91.3%	92.2%
** Average daily Time Charter Equivalent	$28,428	$28,341
* Fleet Data - Our nine owned smaller vessels in the independently managed Unigas Pool are excluded.

** Non-GAAP Financial Measure - Time charter equivalent - TCE is a measure of the average daily revenue performance of a vessel. TCE is not calculated in accordance with U.S. GAAP. For all charters, we calculate TCE by dividing total operating revenues (excluding collaborative arrangements and revenues from the Unigas Pool), less any voyage expenses (excluding collaborative arrangements), by the number of earning days for the relevant period. TCE excludes the effects of the collaborative arrangements as earnings days and fleet utilization, on which TCE is based, is calculated only in relation to our owned vessels. Under a time charter, the charterer pays substantially all of the vessel's voyage related expenses, whereas for voyage charters, also known as spot market charters, we pay all voyage expenses and charge our customers for these costs through our sales invoicing. TCE is a shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance despite changes in the mix of charter types (i.e., voyage charters, time charters and contracts of affreightment) under which the vessels may be employed. We include average daily TCE, as we believe it provides additional meaningful information. Our calculation of TCE may not be comparable to that reported by other companies.

The following table represents a reconciliation of operating revenues to TCE. Operating revenues are the most directly comparable financial measure calculated in accordance with U.S. GAAP for the periods presented.

	Three months ended December 31, 2023	Three months ended December 31, 2024
	(in thousands, except earning days and average daily time charter equivalent rate)
*** Operating revenue	$129,068	$130,269
*** Voyage expenses	18,115	19,187
Operating revenue less voyage expenses	$110,953	$111,082

***Earning days	3,903	3,920
Average daily time charter equivalent rate	$28,428	$28,341

***Operating revenue and voyage expenses of our nine owned vessels in the independently managed Unigas Pool are excluded.

Operating Revenues. Operating revenues, net of address commissions, was $130.3 million for the three months ended December 31, 2024, an increase of $1.2 million or 0.9% compared to $129.1 million for the three months ended December 31, 2023. This increase was primarily due to:
•    a decrease of approximately $0.3 million attributable to a decrease in average monthly time charter equivalent rates, which decreased to an average of approximately $28,341 per vessel per day ($862,035 per vessel per calendar month) for the three months ended December 31, 2024, compared to an average of approximately $28,428 per vessel per day ($864,670 per vessel per calendar month) for the three months ended December 31, 2023;
•    an increase of approximately $1.1 million attributable to an increase in fleet utilization, which increased to 92.2% for the three months ended December 31, 2024, compared to 91.3% for the three months ended December 31, 2023;
•    a decrease of approximately $0.6 million or 0.5%, attributable to a 23-day decrease in vessel available days for the three months ended December 31, 2024, compared to the three months ended December 31, 2023. This decrease was primarily a result of increased drydocking during the three months ended December 31, 2024, compared to the three months ended December 31, 2023; and
•    an increase of approximately $1.0 million primarily attributable to an increase in invoiced pass-through voyage expense for the three months ended December 31, 2024, compared to the three months ended December 31, 2023.

Operating Revenues – Unigas Pool. Operating revenues – Unigas Pool was $13.8 million an increase of 9.5% for the three months ended December 31, 2024, compared to $12.6 million for the three months ended December 31, 2023, and represents our share of the revenues earned from our nine vessels operating within the independently managed Unigas Pool, based on agreed pool points.
Brokerage Commissions. Brokerage commissions, which typically vary between 1.25% and 2.5% of operating revenues, were generally unchanged at $1.7 million for the three months ended December 31, 2024, compared to the three months ended December 31, 2023.
Voyage Expenses. Voyage expenses increased by $1.1 million or 5.9% to $19.2 million for the three months ended December 31, 2024, from $18.1 million for the three months ended December 31, 2023. These voyage expenses are pass through costs, corresponding to an increase in operating revenues of the same amount.

Vessel Operating Expenses. Vessel operating expenses decreased by $0.8 million or 1.6% to $46.0 million for the three months ended December 31, 2024, from $46.7 million for the three months ended December 31, 2023. Average daily vessel operating expenses decreased by $148 per vessel per day, or 2%, to $8,920 per vessel per day for the three months ended December 31, 2024, compared to $9,068 per vessel per day for the three months ended December 31, 2023, with the decrease primarily driven by the timing of maintenance costs incurred for the year during the three months ended December 31, 2024 compared to three months ended December 31, 2023

Depreciation and Amortization. Depreciation and amortization decreased by $0.2 million to $32.6 million for the three months ended December 31, 2024 compared to $32.8 million for the three months ended December 31, 2023. Depreciation and amortization included amortization of capitalized drydocking costs of $6.1 million and $5.6 million for the three months ended December 31, 2024 and 2023, respectively.
General and Administrative Costs. General and administrative costs increased by $0.5 million or 5.9% to $9.4 million for the three months ended December 31, 2024, from $8.9 million for the three months ended December 31, 2023.

Unrealized (Loss)/Gains on Non-Designated Derivative Instruments. The unrealized loss of $0.3 million on non-designated derivative instruments for the three months ended December 31, 2024, relates to non-cash fair value losses on interest rate swaps associated with a number of our secured term loan and revolving credit facilities, as a result of a decrease in forward Secured Overnight Financing Rate (“SOFR”) interest rates, compared to an unrealized loss of $5.3 million for the three months ended December 31, 2023.

Interest Expense. Interest expense decreased by $4.3 million, or 25.6%, to $12.4 million for the three months ended December 31, 2024, from $16.6 million for the three months ended December 31, 2023. This is primarily a result of decreases in U.S. dollar SOFR rates, and reflects an average reduction in our debts in the three months ended December 2024 compared to the three months ended December 2023.

Unrealized Foreign Exchange (Loss)/Gain. The unrealized foreign exchange loss of $2.8 million for the three months ended December 31, 2024, relates to losses on foreign currency cash balances held, driven primarily by the Indonesian Rupiah weakening against the U.S. dollar during the three months ended December 31, 2024, compared to an unrealized loss of $0.3 million for the three months ended December 31, 2023. In previous periods, unrealized foreign exchange gains and losses were reported as part of interest expense. However such movements for the quarter ended December 31, 2024 and future quarters will be presented separately.

Loss on Repayment of Senior Bonds. In connection with the repurchase of the 2020 Bonds on November 1, 2024, $1.5 million in redemption premium charges were incurred.

Write off of Deferred Financing Costs.The write off of deferred financing costs of $0.8 million for the three months ended December 31, 2024 relates to the write off of the unamortized portion of the deferred financing costs of our 2020 Bonds at the time of the repurchase in full of our 2020 Bonds.
Income Taxes. Income taxes relate to taxes on our subsidiaries and businesses incorporated around the world including those incorporated in the United States of America. Income taxes were $1.3 million for the three months ended December 31, 2024, compared to $0.1 million for the three months ended December 31, 2023, primarily related to movements in current tax plus deferred tax in relation to our equity investment in the Ethylene Export Terminal.
Share of Result of Equity Method Investments. The share of the result of the Company’s 50% ownership in the Export Terminal Joint Venture was income of $5.6 million for the three months ended December 31, 2024, compared to income of $5.5 million for the three months ended December 31, 2023. Volumes exported through the Ethylene Export Terminal were 159,183 tons for the three months ended December 31, 2024, compared to 208,495 tons for the three months ended December 31, 2023. This reduction was primarily due to ongoing maintenance at upstream supply facilities and a narrower price arbitrage between the U.S. and Asia, resulting in a dampening of shipping trading conditions for ethylene.
Non-Controlling Interests. The Company entered into a sale and leaseback arrangement for the Navigator Aurora in November 2019 with a wholly-owned special purpose vehicle of a financial institution (“Lessor SPV”). The sale and leaseback arrangement for the Navigator Aurora terminated in October 2024 and up to the date of termination, as we were the primary beneficiary of this entity, we are required to consolidate this variable interest entity ("VIE") into our financial results. The net income attributable to the Lessor SPV included in our financial results was $0.9 million for the three months ended December 31, 2024, and $0.4 million for the three months ended December 31, 2023.

In September 2022, the Company entered into the Navigator Greater Bay Joint Venture to acquire five ethylene vessels, Navigator Luna, Navigator Solar, Navigator Castor, Navigator Equator, and Navigator Vega. The joint venture is owned 60% by the Company and 40% by Greater Bay Gas Co Ltd., ("Greater Bay"). The Navigator Greater Bay Joint Venture is accounted for as a consolidated subsidiary in our consolidated financial statements, with the 40% owned by Greater Bay accounted for as a non-controlling interest. A gain attributable to Greater Bay Gas of $0.9 million is presented as part of the non-controlling interest in our financial results for the three months ended December 31, 2024, compared to a gain of $1.1 million for the three months ended December 31, 2023.

Unaudited Results of Operations for the Twelve Months Ended December 31, 2024 compared to the Twelve Months Ended December 31, 2023

The following table compares our operating results for the twelve months ended December 31, 2023 and 2024:

	Twelve months ended December 31, 2023	Twelve months ended December 31, 2024	Percentage Change
	(in thousands, except percentage Change)
Operating revenues	$493,339	$511,667	3.7%
Operating revenues – Unigas Pool	50,043	55,012	9.9%
Operating revenues – Luna Pool collaborative arrangements	7,355	—	(100.0)%
Total operating revenue	550,737	566,679	2.9%

Brokerage commission	6,923	7,012	1.3%
Voyage expenses	74,509	72,144	(3.2)%
Voyage expenses – Luna Pool collaborative arrangements	5,561	—	(100.0)%
Vessel operating expenses	170,952	175,034	2.4%
Depreciation and amortization	129,202	132,725	2.7%
General and administrative costs	31,213	36,580	17.2%
(Profit) from sale of vessel	(4,797)	—	(100.0)%
Other income	(60)	—	(100)%
Total operating expenses	413,503	423,495	2.4%

Operating Income	137,234	143,184	4.3%
Unrealized loss on non-designated derivative instruments	(7,282)	(7,483)	2.8%
Interest expense	(64,915)	(56,141)	(13.5)%
Interest income	5,707	6,244	9.4%
Unrealized foreign exchange gain/(loss)	17	(1,968)	—
Write off of deferred financing costs	(171)	(829)	—
Loss on repayment of senior bonds	—	(1,456)	—
Income before taxes and share of result of equity method investments	70,590	81,551	15.5%
Income taxes	(4,325)	(4,365)	0.9%
Share of result of equity method investments	20,607	16,911	(17.9)%
Net Income	86,872	94,097	8.3%
Net income attributable to non-controlling interest	(4,617)	(8,526)	84.7%
Net Income attributable to stockholders of Navigator Holdings Ltd.	$82,255	$85,571	4.0%

The following table presents selected operating data for the twelve months ended December 31, 2024, and 2023, which we believe are useful in understanding the basis for movement in our operating revenues.

	Twelve months ended December 31, 2023	Twelve months ended December 31, 2024
* Fleet Data:
Weighted average number of vessels	47.3	47.0
Ownership days	16,992	17,202
Available days	16,844	16,670
Earning days	15,578	15,248
Fleet utilization	92.5%	91.5%
** Average daily Time Charter Equivalent	$26,886	$28,826

* Fleet Data - Our nine owned smaller vessels in the independently managed Unigas Pool and the vessels owned by Pacific Gas in our Luna Pool prior to their acquisition by the Navigator Greater Bay Joint Venture are not included in this data
** Non-GAAP Financial Measure - Time charter equivalent - TCE is a measure of the average daily revenue performance of a vessel. TCE is not calculated in accordance with U.S. GAAP. For all charters, we calculate TCE by dividing total operating revenues (excluding collaborative arrangements and revenues from the Unigas Pool), less any voyage expenses (excluding collaborative arrangements), by the number of earning days for the relevant period. TCE excludes the effects of the collaborative arrangements as earnings days and fleet utilization, on which TCE is based, is calculated only in relation to our owned vessels. Under a time charter, the charterer pays substantially all of the vessel's voyage related expenses, whereas for voyage charters, also known as spot market charters, we pay all voyage expenses and charge our customers for these costs through our sales invoicing. TCE is a shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance despite changes in the mix of charter types (i.e., voyage charters, time charters and contracts of affreightment) under which the vessels may be employed. We include average daily TCE, as we believe it provides additional meaningful information in conjunction with net operating revenues. Our calculation of TCE may not be comparable to that reported by other companies.

The following table represents a reconciliation of operating revenues to TCE. Operating revenues are the most directly comparable financial measure calculated in accordance with U.S. GAAP for the periods presented.

	Twelve months ended December 31, 2023	Twelve months ended December 31, 2024
	(in thousands, except earning days and average daily time charter equivalent rate)
Fleet Data:
*** Operating revenue	$493,339	$511,667
*** Voyage expenses	74,509	72,144
Operating revenue less voyage expenses	$418,829	$439,523

***Earning days	15,578	15,248
Average daily time charter equivalent rate	$26,886	$28,826
*** Operating revenue and voyage expenses excluding Luna Pool Collaborative Arrangements and our nine owned vessels in the independently managed Unigas Pool.

Operating Revenues. Operating revenues, net of address commissions, were $511.7 million for the twelve months ended December 31, 2024, an increase of $18.3 million or 3.7% compared to $493.3 million for the twelve months ended December 31, 2023. This increased was principally due to:
•an increase in operating revenues of approximately $29.9 million attributable to an increase in average monthly time charter equivalent rates, which increased to an average of approximately $28,826 per vessel per day ($876,776 per vessel per calendar month) for the twelve months ended December 31, 2024, compared to an average of approximately $26,886 per vessel per day ($705,911 per vessel per calendar month) for the twelve months ended December 31, 2023;
•a decrease in operating revenues of approximately $4.9 million attributable to a decrease in fleet utilization, which declined to 91.5% for the twelve months ended December 31, 2024, compared to 92.5% for the twelve months ended December 31, 2023;
•a decrease in operating revenues of approximately $4.3 million or 1.0% attributable to a 174-day decrease in vessel available days for the twelve months ended December 31, 2024, compared to the twelve months ended December 31, 2023; and
•a decrease in operating revenues of approximately $2.4 million primarily attributable to a decrease in pass-through voyage costs for the twelve months ended December 31, 2024, compared to the twelve months ended December 31, 2023.

Operating Revenues – Unigas Pool. Operating revenues – Unigas Pool was $55.0 million for the twelve months ended December 31, 2024, an increase of 9.9% compared to $50.0 million for the twelve months ended December 31, 2023 and represents our share of the revenues earned from our nine vessels operating within the Unigas Pool, based on agreed pool points.

Operating Revenues – Luna Pool Collaborative Arrangements. Luna Pool earnings were aggregated and then allocated (after deducting pool overheads and managers' fees) to the pool participants in accordance with the Pooling Agreement. Operating revenues - Luna Pool collaborative arrangements was $nil for the twelve months ended December 31, 2024, compared to $7.4 million for the twelve months ended December 31, 2023 and represented our share of pool net revenues generated by the other participant’s vessels in the pool, prior to the acquisition of the vessels by Navigator Greater Bay Joint Venture. This decrease was a result of the Company no longer accounting for any of the pool vessels’ earnings under the Luna Pool collaborative arrangement following the acquisition by the Navigator Greater Bay Joint Venture of the final vessel Navigator Vega on April 13, 2023.

Brokerage Commissions. Brokerage commissions, which typically vary between 1.25% and 2.5% of operating revenues, increased by $0.1 million to $7.0 million for the twelve months ended December 31, 2024 an increase of 1.3% compared to $6.9 million for the twelve months ended December 31, 2023, primarily due to an increase in operating revenues on which brokerage commissions are based.
Voyage Expenses. Voyage expenses decreased by $2.4 million or 3.2% to $72.1 million for the twelve months ended December 31, 2024, from $74.5 million for the twelve months ended December 31, 2023. These voyage expenses are pass through costs, corresponding to a decrease in operating revenues of the same amount.
Voyage Expenses – Luna Pool Collaborative Arrangements. Voyage expenses – Luna Pool collaborative arrangements were $nil for the twelve months ended December 31, 2024, compared to $5.6 million for the twelve months ended December 31, 2023. These Voyage expenses – Luna Pool collaborative arrangements represent the other participant’s share of pool net revenues generated by our vessels in the pool, prior to the acquisition of the vessels by Navigator Greater Bay Joint Venture. This decrease was primarily a result of the arrangements ending with the acquisition by the Navigator Greater Bay Joint Venture of the final vessel Navigator Vega on April 13, 2023.
Vessel Operating Expenses. Vessel operating expenses increased by $4.1 million or 2.4% to $175.0 million for the twelve months ended December 31, 2024, from $171.0 million for the twelve months ended December 31, 2023. Average daily vessel operating expenses increased by $202 per vessel per day, or 2.4%, to $8,540 per vessel per day for the twelve months ended December 31, 2024, compared to $8,338 per vessel per day for the twelve months ended December 31, 2023.
Depreciation and Amortization. Depreciation and amortization increased by $3.5 million to $132.7 million for the twelve months ended December 31, 2024, from $129.2 million for the twelve months ended December 31, 2023. Depreciation and amortization included amortization of capitalized drydocking costs of $22.7 million and $16.7 million for the twelve months ended December 31, 2024 and 2023, respectively.
General and Administrative Costs. General and administrative costs increased by $5.4 million or 17.2% to $36.6 million for the twelve months ended December 31, 2024, from $31.2 million for the twelve months ended December 31, 2023. The increase is in part due to non-recurring costs related to the public offering of a total of 7.0 million common shares by BW Group incurred in the twelve months ended December 31, 2024.
Unrealized Loss on Non-designated Derivative Instruments. The unrealized loss of $7.5 million on non-designated derivative instruments for the twelve months ended December 31, 2024 relates to a fair value loss on interest rate swaps across a number of our secured term loan and revolving credit facilities, as a result of a decrease in forward SOFR interest rates relative to the fixed rates applicable on these secured term loan and revolving credit facilities. This is compared to an unrealized loss on non-designated derivative instruments of $7.3 million for the twelve months ended December 31, 2023.
Interest Expense. Interest expense decreased by $8.8 million, or 13.5%, to $56.1 million for the twelve months ended December 31, 2024, from $64.9 million for the twelve months ended December 31, 2023. This is primarily a result of a decrease in U.S. dollar SOFR rates, and reflects an average reduction in our debts in 2024 compared to 2023.
Unrealized Foreign Exchange (Loss)/Gains. The unrealized foreign exchange loss of $2.0 million for the twelve months ended December 31, 2024, relates to losses on foreign currency cash balances held, primarily driven by the Indonesian Rupiah strengthening against the U.S. dollar during the period, compared to an unrealized gain of $17,000 for the twelve months ended December 31, 2023. In previous periods, unrealized foreign exchange gains and losses were reported as part of interest expense. However such movements for the year ended December 31, 2024 and future years will be presented separately.
Loss on Repayment of Senior Bonds. In connection with the repurchase of the 2020 Bonds on November 1, 2024, $1.5 million in redemption premium charges were incurred,
Write off of Deferred Financing Costs.The write off of deferred financing costs of $0.8 million for the twelve months ended December 31, 2024 relates to the write off of the unamortized portion of the deferred financing costs of our 2020 Bonds at the time of the repurchase in full of our 2020 Bonds.
Income Taxes. Income taxes relate to taxes on our subsidiaries and businesses incorporated around the world including those incorporated in the United States of America. Income taxes were $4.4 million for the twelve months ended December 31, 2024, compared to $4.3 million for the twelve months ended December 31, 2023, primarily as a result of movements in current and deferred taxes on our portion of the profits from the Ethylene Export Terminal.
Share of Result of Equity Method Investments. The share of the result of the Company’s 50% ownership in the Export Terminal Joint Venture was an income of $16.9 million for the twelve months ended December 31, 2024, compared to an income of $20.6 million for the twelve months ended December 31, 2023. This decrease is a result of reduced throughput rates of 732,378 tons across the twelve months ended December 31, 2024, compared to 986,666 tons across the twelve months ended December 31, 2023. This reduction was primarily due to adverse weather caused by hurricane Beryl in August 2024 and other planned and unplanned maintenance on pipeline infrastructure in the U.S. Gulf coast area, leading to fewer available export cargoes and reduced demand for ethylene-capable vessels in the twelve months ended December 31, 2024.
Non-Controlling Interest. The Company entered into a sale and leaseback arrangement for the Navigator Aurora in November 2019 with a wholly-owned special purpose vehicle of a financial institution (“Lessor SPV”). The sale and leaseback arrangement for the Navigator Aurora terminated in October 2024 and up to date of termination we were the primary beneficiary of this entity, we are required to consolidate this variable interest entity

("VIE") into our financial results. The net income attributable to the Lessor SPV included in our financial results was $1.5 million for the twelve months ended December 31, 2024 and was $1.2 million for the twelve months ended December 31, 2023 and this is presented as a non-controlling interest.
In September 2022, the Company entered into the Navigator Greater Bay Joint Venture to acquire five ethylene vessels, Navigator Luna, Navigator Solar, Navigator Castor, Navigator Equator and Navigator Vega. The joint venture is owned 60% by the Company and 40% by Greater Bay Gas. The Navigator Greater Bay Joint Venture is accounted for as a consolidated subsidiary in our consolidated financial statements, with the 40% owned by Greater Bay Gas accounted for as a non-controlling interest. A gain attributable to Greater Bay Gas of $5.5 million is presented as the non-controlling interest in our financial results for the twelve months ended December 31, 2024, compared to a gain of $2.0 million for the twelve months ended December 31, 2023.

Reconciliation of Non-GAAP Financial Measures
The following table shows a reconciliation of Net Income to EBITDA and Adjusted EBITDA for the three and twelve months ended December 31, 2024 and 2023:

	Three months ended December 31, 2023	Three months ended December 31, 2024	Twelve months ended December 31, 2023	Twelve months ended December 31, 2024
	(in thousands)
Net Income	$19,145	$22,858	$86,872	$94,097
Net interest expense	14,586	11,197	59,208	49,897
Income taxes	56	1,324	4,325	4,365
Depreciation and amortization	32,828	32,645	129,202	132,725
EBITDA[2]	66,615	68,024	279,607	281,084
Unrealized loss on non-designated derivative instruments	5,254	278	7,282	7,483
Unrealized foreign exchange (gain)/loss*	(291)	2,847	(17)	1,968
Loss/(profit) from sale of vessel	144	—	(4,797)	—
Write off of deferred financing costs	—	829	—	829
Loss on repayment of unsecured Bonds	—	1,456	—	1,456
Adjusted EBITDA[2]	$71,722	$73,434	$282,075	$292,820

The following table shows a reconciliation of Net Income attributed to stockholders of Navigator Holdings Ltd. to Adjusted Net Income attributable to stockholders of Navigator Holdings Ltd., for the three and twelve months ended December 31, 2024 and 2023:

	Three months ended December 31, 2023	Three months ended December 31, 2024	Twelve months ended December 31, 2023	Twelve months ended December 31, 2024
	(in thousands except earnings per share and number of shares)
Net Income attributable to stockholders of Navigator Holdings Ltd.	$17,751	$21,586	$82,255	$85,571
Unrealized loss on non-designated derivative instruments	5,254	278	7,282	7,483
(Profit)/loss from sale of vessel	144	—	(4,797)	—
Unrealized foreign exchange loss/(gains)*	(291)	2,847	(17)	1,968
Write off of deferred financing costs	—	829	—	829
Loss on repayment of unsecured Bonds	—	1,456	—	1,456
Adjusted Net Income attributable to stockholders of Navigator Holdings Ltd.	$22,858	$26,997	$84,723	$97,308

Earnings per share attributable to stockholders of Navigator Holdings Ltd.
Basic earnings per share	$0.24	$0.31	$1.11	$1.20
Diluted earnings per share	$0.24	$0.31	$1.10	$1.19

Adjusted Basic earnings per share[2]	$0.31	$0.39	$1.14	$1.37
Adjusted Diluted earnings per share[2]	$0.31	$0.38	$1.14	$1.35

Basic weighted average number of shares	73,265,815	69,426,888	74,096,284	71,149,671
Diluted weighted average number of shares	73,813,208	70,170,335	74,607,449	71,838,034

* In preparing these unaudited condensed consolidated financial statements, management has disaggregated certain income statement line items. This disaggregation was performed to enhance clarity and to provide users with greater insight into the Company’s financial position. Unrealized foreign exchange losses is separately disclosed and disaggregated from interest expense. Prior period balances were reclassified to conform to the current period presentation.
2

2 EBITDA and Adjusted EBITDA, Adjusted Net Income Attributable to stockholders of Navigator Holdings Ltd., and Adjusted Basic Earnings per Share are not measurements prepared in accordance with U.S. GAAP. EBITDA represents net income before net interest expense, income taxes, depreciation and amortization. We define Adjusted EBITDA as EBITDA before profit/loss on sale of vessel and unrealized gain/loss on non-designated derivative instruments and unrealized foreign currency exchange and loss on repayment of Unsecured Bonds. Adjusted basic earnings per share represents basic earnings per share adjusted to exclude unrealized gains or losses on non-designated derivative instruments and unrealized foreign currency exchange and any profit or loss on the sale of any vessel, write of deferred financing costs and loss on repayment of unsecured bonds (as defined below). Adjusted Net Income Attributable to stockholders of Navigator Holdings Ltd. represents net income attributable to stockholders of Navigator Holdings Ltd. before unrealized (gain)/loss on non-designated derivative instruments, unrealized foreign currency exchange and (profit)/loss from sale of vessel write of deferred financing costs and loss on repayment of unsecured bonds (as defined below). Management believes that EBITDA, Adjusted EBITDA and Adjusted Basic earnings per share are useful to investors in evaluating the operating performance of the Company. EBITDA, Adjusted EBITDA and Adjusted Basic earnings per share do not represent and should not be considered alternatives to consolidated net income, earnings per share, cash generated from operations or any other GAAP measure. See “Reconciliation of Non-GAAP Financial Measures” below for a reconciliation of EBITDA, Adjusted EBITDA and Adjusted Basic earnings per share to, in each case, the closest comparable GAAP measure.

Liquidity and Capital Resources

Liquidity and Cash Needs

Our primary sources of funds are cash and cash equivalents, cash from operations, undrawn bank borrowings, and proceeds from bond issuances. As of December 31, 2024, we had unrestricted cash and cash equivalents of $130.8 million, restricted cash of $9.0 million, and available but undrawn credit facilities of $nil providing, the Company with total liquidity of $139.8 million as of December 31, 2024.

As of December 31, 2024, our total current liabilities exceeded our total current assets by approximately $98.4 million, primarily due to our $210.0 million Secured Revolving Credit Facility that will mature on September 17, 2025 and has an outstanding balance of $136.0 million due on its maturity date. Our secured term loan facilities and revolving credit facilities contain covenants that require that the borrowers have liquidity of no less than (i) $35.0 million or $50.0 million, as applicable to the relevant loan facility, or (ii) 5% of total debt (representing $38.6 million as of December 31, 2024), whichever is greater.

The Company has a responsibility to evaluate whether conditions and/or events raise substantial doubt over its ability to meet its future financial obligations as they become due within one year after the date that the financial statements are due to be issued. The Company’s $210 million September 2020 Secured Revolving Credit Facility matures on September 17, 2025, which is within twelve months of the planned issuance of these consolidated financial statements. On that maturity date a repayment of $136 million in respect of the loan facility falls due. The Company anticipates that in the absence of further refinancings or other sources of liquidity, the Company would be unable to meet its future financial obligations. This represents substantial doubt about the Company’s ability to continue as a going concern. Management has commenced a process to refinance the September 2020 Secured Revolving Credit Facility and, through discussions with potential lenders, expects to complete this refinance in the second quarter of 2025.
The Company withdrew $28.5 million of its $111.8 million Term Loan and Revolving Credit Facility in December 2024 and $40.0 million of its $210 million Term Loan and Revolving Credit Facility in December 2024. As of December 31, 2024 the Company has $nil available to be redrawn under the terms of its available Term Loan and Revolving Credit Facilities.

On February 7, 2025, the Company entered into the February 2025 Facility, to partially finance the purchase price of the three Purchased Vessels and used cash on hand to pay the remainder of the purchase price.The February 2025 Facility matures on June 7, 2026, however the borrower has an option to extend the facility for a further 18 months. The facility is non-amortizing for the period to June 7, 2026, and has a balloon repayment of $25.0 million if the 18-month extension option is to be exercised, and bears interest at a rate of Term SOFR plus 180 basis points.

On October 17, 2024 the Company successfully issued $100 million of new Senior Unsecured Bonds (the "2024 Bonds") in the Nordic bond market. The 2024 Bonds mature in October 2029 and bear a fixed coupon of 7.25% per annum.

In connection with the 2024 Bonds issuance, the Company exercised a call option to repurchase $100 million of its existing $100 million Senior Unsecured Bonds issued in 2020 with ISIN NO0010891955 and a maturity date in September 30, 2025 (the "2020 Bonds"). Navigator exercised the call option on the 2020 Bonds at 101.6% of par value plus accrued interest and the transaction settled on November 1, 2024.

On August 9, 2024, the Company entered into a secured term loan facility with Crédit Agricole Corporate and Investment Bank, ING Bank N.V., and Skandinaviska Enskilda Banken AB (Publ) (the "August 2024 Facility"), to refinance its March 2019 secured term loan that was due to mature in March 2025, to fund the repurchase of the Navigator Aurora pursuant to the Company’s existing October 2019 sale and leaseback arrangement related to that vessel which, based on a termination notice we issued to the lessor in May 2024, terminated on October 29, 2024, and for general corporate and working capital purposes. The March 2019 secured term loan was fully repaid. The August 2024 Facility has a term of six years maturing in August 2030 and is for a maximum principal amount of $147.6 million of which $145.0 million was drawn during the third quarter of 2024. The remainder of the maximum available principal amount was drawn down on October 29, 2024. The balance amortizes quarterly followed by a final balloon payment in August 2030 of $63.9 million, and bears interest at a rate of Term SOFR plus 190 basis points, which margin includes a 5-basis point sustainability-linked element.

Our primary uses of funds are drydocking and other vessel maintenance expenditures, voyage expenses, vessel operating expenses, general and administrative costs, insurance costs, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, financing expenses, quarterly repayment of bank loans and the Terminal Expansion Project. We also expect to use funds in connection with our Return of Capital policy. In addition, our medium-term and long-term liquidity needs relate to debt repayments, repayment of bonds, payment for the Newbuild Vessels and other potential future vessel newbuilds, related investments, payment for the Purchased Vessels and other potential future vessel acquisitions, and or related port or terminal projects.

As of December 31, 2024, we had $1,238.9 million in outstanding future obligations, which includes principal repayments on long-term debt, including our bonds, capital contributions to our Ethylene Terminal Expansion Project, vessels under construction and office lease commitments. Of the total outstanding obligation, $321.1 million falls due within the twelve months ending December 31, 2025, and the balance of $919.5 million falls due after December 31, 2025.
Capital Expenditures

Liquefied gas transportation by sea is a capital-intensive business, requiring significant investment to maintain an efficient fleet and to stay in regulatory compliance.

On August 23, 2024, the Company entered into contracts for the Original Newbuild Vessels. As part of the agreements made on August 23, 2024, the Company had an option for two Additional Newbuild Vessels of the same specification and price. On November 21, 2024 the Company exercised the option and entered into contracts to build two Additional Newbuild Vessels. The Newbuild Vessels are scheduled to be delivered to the Company in March 2027, July 2027, November 2027 and January 2028 respectively, at an average shipyard price of $102.9 million per vessel.

We may invest further in terminal infrastructure, such as the expansion of our existing Ethylene Export Terminal. The total capital contributions required from us for our share of the construction cost for the Terminal Expansion Project are expected to be approximately $128 million. The Company financed these capital contributions using existing cash resources. Of the expected total of $128 million, $124 million has been contributed as of December 31, 2024, with approximately $89.0 million contributed during 2024. The balance of approximately $4 million is expected be contributed during the first half of 2025. It is anticipated that additional debt will be raised in 2025 to recoup some of the cash reserves expended on the Terminal Expansion Project and the Company is currently assessing options in this respect.

Cash Flows

The following table summarizes our cash, cash equivalents and restricted cash provided by/(used in) operating, investing and financing activities for the twelve months ended December 31, 2024 and 2023:

	Twelve months ended December 31, 2023	Twelve months ended December 31, 2024
	(in thousands)
Net cash provided by operating activities	$174,413	$210,523
Net cash (used in) investing activities	(176,481)	(100,987)
Net cash (used in)/provided by financing activities	7,099	(126,013)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	17	(1,968)
Net increase/(decrease) in cash, cash equivalents and restricted cash	$5,048	$(18,445)

Operating Cash Flows. Net cash provided by operating activities for the twelve months ended December 31, 2024, increased to $210.5 million, from $174.4 million for the twelve months ended December 31, 2023, an increase of $36.1 million. This increase was primarily due to an increase in net income of $7.2 million (after adding back the non-cash unrealized gain/loss on derivative instruments and our share of the result from equity method investments), and to changes in working capital of $35.1 million during the twelve months ended December 31, 2024, compared to the twelve months ended December 31, 2023 driven by a decrease of $24 million in the amounts due from related parties relating to the Luna Pool unwind as a result of the termination of the Luna Pool on November 30, 2024.

Net cash flow from operating activities principally depends upon charter rates attainable, fleet utilization, fluctuations in working capital balances, repairs and maintenance activity, amount and duration of drydocks and changes in foreign currency rates.

We are required to drydock each vessel once every five years until it reaches 15 years of age, after which we drydock vessels approximately every two and a half years. Drydocking each vessel, including travelling to and from the drydock, can take approximately 30 days in total, being approximately 5-10 days of voyage time to and from the shipyard and approximately 15-20 days of actual drydocking time. 17 of our vessels completed their respective drydockings during the twelve months ended December 31, 2024,

We estimate the current cost of a five-year drydocking for one of our vessels to be approximately $1.0 million, a ten-year drydocking cost to be approximately $1.3 million, and the 15-year and 17-year drydocking costs to be approximately $1.5 million each (including the cost of classification society surveys). As our vessels age and our fleet expands, our drydocking expenses will increase. Ongoing costs for compliance with environmental regulations are primarily included as part of drydocking, such as the requirement to install ballast water treatment plants, and classification society survey costs, with a balance included as a component of our operating expenses.

Investing Cash Flows. Net cash used in investing activities was $101.0 million for the twelve months ended December 31, 2024, primarily related to contributions to our investment in the Terminal Expansion Project of $89.0 million and $41.2 million as initial payments for our four Newbuild Vessels under construction, offset by distributions received from our investment in the Export Terminal Joint Venture of $27.1 million.

Net cash used in investing activities was $176.5 million for the twelve months ended December 31, 2023, primarily as a result of $191.7 million used for the acquisition of four vessels by the Navigator Greater Bay Joint Venture, offset by proceeds from the sale of the Navigator Orion of $20.7 million, and distributions received from our investment in the Export Terminal Joint Venture of $30.8 million.

Financing Cash Flows. Net cash used in financing activities was $126.0 million for the twelve months ended December 31, 2024, primarily as a result of our regular quarterly debt repayments totaling $57.2 million, repayment of $59.0 million under our $107 million Secured Term Loan Facility, quarterly dividend payments of $14.3 million, $57.1 million paid-out under our Return of Capital policy and other share repurchases, and settlement of the sale and leaseback financing relating to the Navigator Aurora of $48.9 million, offset by drawdown of our August 2024 facility of $216.1 million.

Net cash provided by financing activities was $7.1 million for the twelve months ended December 31, 2023, primarily as a result of $123.6 million drawdown from our Greater Bay Joint Venture Secured Term Loan to partially finance the acquisition of four Greater Bay vessels as well as $27.3 million received as a capital contribution from the non-controlling interest for those vessels, a drawdown of $200.0 million on our March 2023 Secured Term Loan which provided the financing to repay two maturing secured term loan facilities totaling $268.3 million, and offset by $48.7 million under our Return of Capital policy and other share repurchases.

Secured Term Loan Facilities, Revolving Credit Facilities and Terminal Facility

General. Navigator Gas LLC., our wholly-owned subsidiary, and certain of our vessel-owning subsidiaries have entered into various secured term loan facilities and revolving credit facilities as summarized in the table below. For additional information regarding our secured term loan facilities and revolving credit facilities, please read “Item 5—Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Secured Term Loan Facilities and Revolving Credit Facilities” in the Company's 2023 Annual Report.

The table below summarizes our facilities as of December 31, 2024:

Facility agreement	Original facility amount	Principal amount outstanding	Interest rate	Facility maturity date
	(in millions)
March 2019 Terminal Facility	$75.0	$10.9	Comp SOFR + 326 BPS	December 2025
September 2020 Secured loan and RCF	210.0	143.4	Comp SOFR + 276 BPS	September 2025
August 2021 Amendment and Restatement Agreement	67.0	34.9	Fixed 378 BPS	June 2026
October 2013 DB Credit Facility A	57.7	10.8	Comp SOFR + 247 BPS	April 2027
October 2013 Santander Credit Facility A	81.0	16.9	Comp SOFR + 247 BPS	May 2027
December 2022 Secured Term loan and RCF	111.8	83.6	Term SOFR + 209 BPS	September 2028
July 2015 DB Credit Facility B	60.9	21.6	Comp SOFR + 247 BPS	December 2028
July 2015 Santander Credit Facility B	55.8	20.9	Comp SOFR + 247 BPS	January 2029
March 2023 Secured Term Loan	200.0	141.8	Comp SOFR + 210 BPS	March 2029
December 2022 Greater Bay JV Secured Term Loan	151.3	130.8	Term SOFR + 220 BPS	December 2029
August 2024 Secured Term Loan and RCF	147.6	145.0	Term SOFR + 190 BPS	August 2030
Total	$1,218.1	$760.5

February 2025 Senior Secured Term Loan Credit Facility. On February 7, 2025, the Company entered into the February 2025 Facility with Nordea Bank Abp, to partially finance the purchase price of the three Purchased Vessels and used cash on hand to pay the remainder of the purchase price. The February 2025 Facility matures on June 7, 2026, however the borrower has an option to extend the facility for a further 18 months. The facility is non-amortizing for the period to June 7, 2026, and has a balloon repayment of $25.0 million if the 18-month extension option is to be exercised, and bears interest at a rate of Term SOFR plus 180 basis points.

August 2024 Secured Term Loan and Revolving Credit Facility. On August 9, 2024, the Company entered into a secured term loan facility with Crédit Agricole Corporate and Investment Bank, ING Bank N.V., and Skandinaviska Enskilda Banken AB (Publ) (the "August 2024 Facility"), to refinance its March 2019 secured term loan that was due to mature in March 2025, to fund the repurchase of the Navigator Aurora pursuant to the Company’s existing October 2019 sale and leaseback arrangement related to that vessel which, based on a termination notice we issued to the lessor in May 2024, terminated on October 29, 2024, and for general corporate and working capital purposes. The March 2019 secured term loan was fully repaid. The August 2024 Facility has a term of six years maturing in August 2030 and is for a maximum principal amount of $147.6 million of which $145.0 million was drawn during the third quarter of 2024. The remainder of the maximum available principal amount was drawn down on October 29, 2024. The balance amortizes quarterly followed by a final balloon payment in August 2030 of $63.9 million, and bears interest at a rate of Term SOFR plus 190 basis points, which margin includes a 5-basis point sustainability-linked element.

Financial Covenants. Our secured term loan facilities and revolving credit facilities contain financial covenants requiring the borrowers, among other things, to ensure that:

•    borrowers maintain a certain level of cash and cash equivalents based on the number of vessels in our fleet or in the relevant facilities, up to an amount of $50 million and;

•borrowers must maintain a minimum ratio of shareholder equity to total assets, or value adjusted total assets, of 30%.

Restrictive Covenants. The secured facilities provide that the borrowers may not declare or pay dividends to shareholders out of operating revenues generated by the vessels securing the indebtedness if an event of default has occurred and is continuing. The secured term loan facilities and revolving credit facilities also typically limit the borrowers from, among other things, incurring further indebtedness or entering into mergers and divestitures. The secured facilities also contain general covenants that require the borrowers to maintain adequate insurance coverage and to maintain the vessels and include customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, representation or warranty, a cross-default to other indebtedness or non-compliance with security documents.

Other than as stated, our compliance with the financial covenants listed above is measured as of the end of each fiscal quarter. As of December 31, 2024 we were in compliance with all covenants under our secured term loan facilities and revolving credit facilities.

Borrowers are also required to deliver semi-annual compliance certificates, which include providing average valuations of the vessels securing the applicable facility from two independent ship brokers. Upon delivery of the valuations, if the market value of the collateral vessels is less than 125% to 135% of the outstanding indebtedness under the applicable facilities, the borrowers must either provide additional collateral or repay any amount in excess of 125% to 135% of the market value of the collateral vessels, as applicable. This covenant is measured semi-annually on June 30 and December 31 each year.

2024 Senior Unsecured Bonds

General. On October 17, 2024, we issued senior unsecured bonds in an aggregate principal amount of $100 million with Nordic Trustee AS as the bond trustee (the “2024 Bonds”). The net proceeds of the issuance of the 2024 Bonds were used to redeem in full all of our previously outstanding 2020 Bonds.

The 2024 Bonds are governed by Norwegian law and under the terms of the 2024 Bond, they are required to by listed on the Nordic ABM, which is operated and organized by Oslo Børs ASA, within 9 months of being issued. The listing is expected to be completed in the second quarter of 2025.

Interest. Interest on the 2024 Bonds is payable at a fixed rate of 7.25% per annum, calculated on a 360-day year basis. Interest is payable semi- annually in arrears on April 30 and October 30 of each year.

Maturity. The 2024 Bonds mature on October 30, 2029 and become repayable on that date.

Optional Redemption. We may redeem the 2024 Bonds, in whole or in part at any time. Any 2024 Bonds redeemed; up until October 29, 2027 will be priced at the aggregate of the present value (discounted at 412 basis points) on the Repayment Date of the Nominal Amount and the remaining interest payments up to October 30, 2027; from October 30, 2027 to April 29, 2028, are redeemable at 102.9% of par; from April 30, 2028 to October 29, 2028, are redeemable at 102.175% of par; from October 30, 2028 to April 29, 2029, are redeemable at 101.45% of par; and from April 30, 2029 to October 29, 2029, are redeemable at 100% of par; in each case, in cash plus accrued interest.

Additionally, upon the occurrence of a “Change of Control Event” (as defined in the bond agreement for the 2024 Bonds, (the “2024 Bond Agreement”)), the holders of 2024 Bonds have the option to require us to repay such holders’ outstanding principal amount of 2024 Bonds at 101% of par, plus accrued interest.

Financial Covenants. The 2024 Bond Agreement contains financial covenants requiring us, among other things, to ensure that:

•we and our subsidiaries maintain a minimum liquidity of no less than $35 million; and
•we and our subsidiaries maintain an Equity Ratio (as defined in the 2024 Bond Agreement) of at least 30%.

Our compliance with the covenants listed above is measured as of the end of each fiscal quarter. As of December 31, 2024, we were in compliance with all covenants under the 2024 Bonds.

Restrictive Covenants. The 2024 Bonds provide that we may declare or pay dividends to shareholders provided the Company maintains a minimum liquidity of $45 million unless an event of default has occurred and is continuing. The 2024 Bond Agreement also limits us and our subsidiaries from, among other things, entering into mergers and de-mergers, engaging in transactions with affiliates or incurring any additional liens which would have a material adverse effect. In addition, the 2024 Bond Agreement includes customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, false representation or warranty, a cross-default to other indebtedness, the occurrence of a material adverse effect, or our insolvency or dissolution.

2020 Senior Unsecured Bonds

General. On September 10, 2020, the Company issued 5-year senior unsecured bonds with a maturity in 2025 in an aggregate principal amount of $100 million with Nordic Trustee AS as the bond trustee (the “2020 Bonds”). The net proceeds of the issuance of the 2020 Bonds were used to redeem in full all of our previously outstanding 2017 Bonds. The 2020 Bonds were governed by Norwegian law and were listed on the Nordic ABM which is operated and organized by Oslo Børs ASA.

In September 2023 we purchased $9.0 million of the 2020 Bonds in the open market using cash on hand. These purchased 2020 Bonds were not cancelled or redeemed.

Interest. Interest on the 2020 Bonds was payable at a fixed rate of 8.0% per annum, calculated on a 360-day year basis, payable semi-annually in arrears on March 10 and September 10 of each year.

Redemption. The Company exercised a call option on the 2020 Bonds at 101.6% of par value plus accrued interest and the transaction settled on November 1, 2024. The 2020 Bonds are fully redeemed and there are no remaining financial covenants as of December 31, 2024.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates and foreign currency fluctuations, as well as inflation. We use interest rate swaps to manage some of our interest rate risks. We do not use interest rate swaps or any other financial instruments for trading or speculative purposes.

Interest Rate Risk

We are exposed to the impact of interest rate changes through borrowings that require us to make interest payments based on SOFR. Our wholly-owned subsidiaries and certain of our vessel-owning subsidiaries are party to secured term loan and revolving credit facilities that bear interest at rates of SOFR plus margins of between 185 and 276 basis points. At December 31, 2024, $248.5 million of our outstanding debt was hedged using interest rate swaps and therefore is not exposed to changes in interest rate movements, whereas $512.0 million was not hedged and is therefore subject to variable interest rates. Based on this, a hypothetical increase in SOFR of 100 basis points would result in $5.1 million of additional annual interest expense on our indebtedness outstanding as of December 31, 2024.
We use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating-rate debt. The Company is exposed to the risk of credit loss in the event of non-performance by the counterparty to the interest rate swap agreements.
Foreign Currency Exchange Rate Risk
Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, most of our revenues are in U.S. Dollars although some charter hires are paid in Indonesian Rupiah. Our expenses are in the currency invoiced by each supplier, and we remit funds in various currencies. We incur some vessel operating expenses and general and administrative costs in foreign currencies, primarily Euros, Pound Sterling, Danish Kroner, and Polish Zloty, and therefore there is a transactional risk that currency fluctuations could have a negative effect on our cash flows and financial condition. We believe these adverse effects would not be material and we have not entered into any derivative contracts to mitigate our exposure to foreign currency exchange rate risk as of December 31, 2024.
Inflation
We are exposed to increases in operating costs arising from vessel operations, including crewing, vessel repair costs, drydocking costs, insurance and fuel prices as well as from general inflation, and we are subject to fluctuations as a result of general market forces. Increases in bunker costs could have a material effect on our future operations if the number and duration of our voyage charters or Contracts of Affreightment ("COAs") increases. In the case of the 47 vessels owned and commercially managed by us as of December 31, 2024, 32 were employed on time charter and as such it is the charterers who pay for the fuel on those vessels. If our vessels are employed under voyage charters or COAs, freight rates are generally sensitive to the price of fuel such that a sharp rise in bunker prices may have a temporary negative effect on our results since freight rates generally adjust only after bunker prices settle at a higher level.
Credit Risk

We may be exposed to credit risks in relation to vessel employment and at times we may have multiple vessels employed by the same charterer. We consider and evaluate the concentration of credit risk continuously and perform ongoing evaluations of these charterers for credit risk. At December 31, 2024, no more than four of our vessels were employed by the same charterer. We invest our surplus funds with reputable financial institutions, and at December 31, 2024, all such deposits had maturities of no more than three months, in order to provide the Company with flexibility to meet working capital and capital investment requirements.

NAVIGATOR HOLDINGS LTD.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Condensed Consolidated Statements of Operations
(Unaudited)

	Three months ended December 31, 2023	Three months ended December 31, 2024	Twelve months ended December 31, 2023	Twelve months ended December 31, 2024
	(in thousands except share and per share data)
Revenues
Operating revenues	$129,068	$130,269	$493,339	$511,667
Operating revenues – Unigas Pool	12,564	13,762	50,043	55,012
Operating revenues – Luna Pool collaborative arrangements	—	—	7,355	—
Total operating revenue	141,632	144,031	550,737	566,679
Expenses
Brokerage commission	1,706	1,672	6,923	7,012
Voyage expenses	18,115	19,187	74,509	72,144
Voyage expenses – Luna Pool collaborative arrangements	—	—	5,561	—
Vessel operating expenses	46,715	45,957	170,952	175,034
Depreciation and amortization	32,828	32,645	129,202	132,725
General and administrative costs	8,878	9,401	31,213	36,580
Loss/(profit) from sale of vessel	144	—	(4,797)	—
Other income	36	—	(60)	—
Total operating expenses	108,422	108,862	413,503	423,495
Other Income/(Expenses)
Operating Income	33,210	35,169	137,234	143,184
Unrealized loss on non-designated derivative instruments	(5,254)	(278)	(7,282)	(7,483)
Interest expense	(16,646)	(12,381)	(64,915)	(56,141)
Interest income	2,060	1,184	5,707	6,244
Write off of deferred financing costs	—	(829)	(171)	(829)
Unrealized foreign exchange gain/(loss)	291	(2,847)	17	(1,968)
Loss on repayment of unsecured bonds	—	(1,456)	—	(1,456)
Income before taxes and share of result of equity method investments	13,661	18,562	70,590	81,551
Income taxes	(56)	(1,324)	(4,325)	(4,365)
Share of result of equity method investments	5,540	5,620	20,607	16,911
Net Income	19,145	22,858	86,872	94,097
Net income attributable to non-controlling interest	(1,394)	(1,272)	(4,617)	(8,526)
Net Income attributable to stockholders of Navigator Holdings Ltd.	$17,751	$21,586	$82,255	$85,571

Earnings per share attributable to stockholders of Navigator Holdings Ltd.:
Basic:	$0.24	$0.31	$1.11	$1.20
Diluted:	$0.24	$0.31	$1.10	$1.19
Weighted average number of shares outstanding in the period:
Basic:	73,265,815	69,426,888	74,096,284	71,149,671
Diluted:	73,813,208	70,170,335	74,607,449	71,838,034

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Statements of Comprehensive Income
(Unaudited)

	Three months ended December 31, 2023	Three months ended December 31, 2024	Twelve months ended December 31, 2023	Twelve months ended December 31, 2024
	(in thousands)
Net Income	$19,145	$22,858	$86,872	$94,097
Other comprehensive income:
Foreign currency translation (loss)/income	(49)	96	311	(396)
Total comprehensive income	$19,096	$22,954	$87,183	$93,701

Total comprehensive income attributable to:
Stockholders of Navigator Holdings Ltd.	$17,702	$21,682	$82,566	$85,175
Non-controlling interest	1,394	1,272	4,617	8,526
Total comprehensive income	$19,096	$22,954	$87,183	$93,701

NAVIGATOR HOLDINGS LTD.
Condensed Consolidated Balance Sheet
(Unaudited)

	As at December 31, 2023	As at December 31, 2024
	(in thousands, except share data)
Assets
Current Assets
Cash and cash equivalents	$149,604	$130,821
Restricted cash	8,638	8,976
Accounts receivable, net of allowance for credit losses	34,653	29,037
Accrued income	2,437	5,809
Prepaid expenses and other current assets	17,068	14,824
Bunkers and other inventory	9,044	13,752
Insurance receivable	526	3,368
Amounts due from related parties	33,402	13,797
Total current assets	255,372	220,384
Non-current Assets
Vessels, net	1,754,382	1,653,607
Vessels under construction	—	41,589
Property, plant and equipment, net	142	385
Intangible assets, net of accumulated amortization	332	406
Equity method investments	174,910	253,729
Derivative assets	14,674	7,191
Right-of-use asset	2,873	2,088
Other non-current assets	—	1,250
Total non-current assets	1,947,313	1,960,245
Total Assets	$2,202,685	$2,180,629
Liabilities and Stockholders’ Equity
Current Liabilities
Current portion of secured term loan facilities, net of deferred financing costs	$120,327	$250,087
Current portion of operating lease liabilities	914	1,180
Accounts payable	11,643	13,823
Accrued expenses and other liabilities	20,847	24,334
Accrued interest	5,488	4,835
Deferred income	25,617	24,514
Amounts due to related parties	606	—
Total current liabilities	185,442	318,773
Non-current Liabilities
Secured term loan facilities and revolving credit facilities, net of current portion and deferred financing costs	641,975	504,995
Senior unsecured bond, net of deferred financing costs	90,336	98,446
Operating lease liabilities, net of current portion	3,500	2,574
Deferred tax liabilities	7,016	9,477
Amounts due to related parties	41,342	—
Total non-current liabilities	784,169	615,492
Total Liabilities	969,611	934,265
Stockholders’ Equity
Common stock—$0.01 par value per share; 400,000,000 shares authorized; 69,397,648 shares issued and outstanding at December 31, 2024 (December 31, 2023: 73,208,586)	733	695
Additional paid-in capital	799,472	800,800
Accumulated other comprehensive loss	(152)	(548)
Retained earnings	390,221	404,522
Total Navigator Holdings Ltd. Stockholders’ Equity	1,190,274	1,205,469
Non-controlling interest	42,800	40,895
Total equity	1,233,074	1,246,364
Total Liabilities and Stockholders’ Equity	$2,202,685	$2,180,629

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Statements of Stockholders’ Equity
(Unaudited)

For the twelve months ended December 31, 2024:

	(in thousands, except share data)
	Common stock
	Number of shares	Amount $0.01 par value	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Non-Controlling Interest	Total
January 1, 2024	73,208,586	$733	$799,472	$(152)	$390,221	$42,800	$1,233,074
Restricted shares issued	54,851	1	—	—	—	—	1
Unrestricted shares issued	14,568	—	137	—	—	—	137
Net income	—	—	—	—	85,571	8,526	94,097
Foreign currency translation	—	—	—	(396)	—	—	(396)
Dividend Paid	—	—	—	—	(14,254)	(1,600)	(15,854)
Repurchase of common stock	(3,880,357)	(39)	—	—	(57,016)	—	(57,055)
Share-based compensation plan	—	—	1,191	—	—	—	1,191
De-consolidation of Variable Interest Entity	—	—	—	—	—	(8,831)	(8,831)
December 31, 2024	69,397,648	$695	$800,800	$(548)	$404,522	$40,895	$1,246,364

For the three months ended December 31, 2024:

	(in thousands, except share data)
	Common stock
	Number of shares	Amount $0.01 par value	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Non-Controlling Interest	Total
September 30, 2024	69,453,431	$696	$800,328	$(644)	$387,504	$50,054	$1,237,938
Restricted shares issued	0	—	—	—	—	—	—
Unrestricted shares issued	13,383	—	123	—	—	—	123
Net income	0	—	—	—	21,586	1,272	22,858
Foreign currency translation	0	—	—	96	—	—	96
Dividend Paid	0	—	—	—	(3,469)	(1,600)	(5,069)
Repurchase of common stock	(69,166)	(1)	—	—	(1,099)	—	(1,100)
Share-based compensation plan	0	—	349	—	—	—	349
De-consolidation of Variable Interest Entity	—	—	—	—	—	(8,831)	(8,831)
December 31, 2024	69,397,648	$695	$800,800	$(548)	$404,522	$40,895	$1,246,364

NAVIGATOR HOLDINGS LTD.
For the twelve months ended December 31, 2023:

	(in thousands, except share data)
	Common stock
	Number of shares	Amount $0.01 par value	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Non-Controlling Interest	Total
January 1, 2023	76,804,474	$769	$798,188	$(463)	$364,000	$10,918	$1,173,412
Restricted shares issued March 15, 2023	47,829	—	—	—	—	—	—
Net income	—	—	—	—	82,255	4,617	86,872
Foreign currency translation	—	—	—	311	—	—	311
Investment by non-controlling interest	—	—	—	—	—	27,265	27,265
Repurchase of common stock	(3,643,717)	(36)	—	—	(48,700)	—	(48,736)
Share-based compensation plan	—	—	1,284	—	—	—	1,284
Dividend declared	—	—	—	—	(7,334)	—	(7,334)
December 31, 2023	73,208,586	$733	$799,472	$(152)	$390,221	$42,800	$1,233,074

For the three months ended December 31, 2023:

	(in thousands, except share data)
	Common stock
	Number of shares	Amount $0.01 par value	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Non-Controlling Interest	Total
September 30, 2023	73,285,088	$734	$799,100	$(103)	$377,237	$41,411	$1,218,379
Net income	—	—	—	—	17,750	1,394	19,144
Foreign currency translation	—	—	—	(49)	—	—	(49)
Investment by non-controlling interest	—	—	—	—	—	(5)	(5)
Repurchase of common stock	(76,502)	(1)	—	—	(1,101)	—	(1,102)
Share-based compensation plan	—	—	372	—	—	—	372
Dividend declared	—	—	—	—	(3,664)	—	(3,664)
December 31, 2023	73,208,586	$733	$799,472	$(152)	$390,221	$42,800	$1,233,074

See accompanying notes to condensed unaudited consolidated financial statements.

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Statements of Cash Flows
(Unaudited)

%%%%%%C	Twelve months ended December 31, 2023	Twelve months ended December 31, 2024
	(in thousands)
Cash flows from operating activities
Net Income	$86,872	$94,097
Adjustments to reconcile net income to net cash provided by operating activities
Unrealized loss on non-designated derivative instruments	7,282	7,483
Depreciation and amortization	129,202	132,725
Payment of drydocking costs	(12,424)	(32,057)
Profit from sale of vessel	(4,797)	—
Share-based compensation expense	1,284	1,328
Amortization of deferred financing costs	3,716	4,085
Share of results of equity method investments	(20,607)	(16,911)
Deferred taxes	2,363	3,266
Repayments under operating lease obligations	(289)	(1,013)
Gain on the deconsolidation of VIE	—	(504)
Other unrealized foreign exchange (loss)/gain	(160)	965
Changes in operating assets and liabilities
Accounts receivable	(16,408)	5,616
Insurance claims receivables	400	(6,416)
Bunkers and lubricant oils	(496)	(4,709)
Accrued income, prepaid expenses and other current assets	11,013	(342)
Accounts payable, accrued interest, accrued expenses and other liabilities	4,501	3,305
Amounts due to/(from) related parties	(17,039)	19,605
Net cash provided by operating activities	174,413	210,523
Cash flows from investing activities
Additions to vessels and equipment	(191,727)	—
Vessels under construction	—	(41,208)
Contributions to equity method investments	(36,558)	(89,000)
Distributions from equity method investments	30,790	27,092
Investment in preferred securities	—	(1,250)
Purchase of other property, plant and equipment and intangibles	(233)	(194)
Net proceeds from sale of vessel	20,720	—
Insurance recoveries	527	3,573
Net cash used in investing activities	(176,481)	(100,987)
Cash flows from financing activities
Proceeds from secured term loan facilities and revolving credit facilities	323,561	216,092
Direct financing cost of secured term loan and revolving credit facilities	(3,548)	(1,476)
Repurchase of share capital	(48,736)	(57,055)
(Purchase)/proceeds of unsecured bonds	(9,000)	5,916
Repayment of secured term loan facilities and revolving credit facilities	(268,311)	(224,690)
Repayment of refinancing of vessel to related parties	(6,798)	(48,946)
Cash received from non-controlling interest	27,265	—
Dividend paid to Non-Controlling interest	—	(1,600)
Dividends paid	(7,334)	(14,254)
Net cash (used in)/provided by financing activities	7,099	(126,013)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	17	(1,968)
Net increase/(decrease) in cash, cash equivalents and restricted cash	5,048	(18,445)
Cash, cash equivalents and restricted cash at beginning of period	153,194	158,242
Cash, cash equivalents and restricted cash at end of period	$158,242	$139,797

NAVIGATOR HOLDINGS LTD.

Supplemental Information

Total interest paid during the period, net of amounts capitalized	$62,109	$57,696
Total tax paid during the period	$1,802	$1,935

Proceeds of unsecured bonds	$—	$9,000
Repayment of 8.00% senior unsecured bonds	$—	$(100,000)
Redemption costs of the 8% Bond	$—	$(1,456)
Issuance of 7.25% senior unsecured bonds	$—	$100,000
Issuance cost of 7.25% senior unsecured bonds	$—	$(1,628)

NAVIGATOR HOLDINGS LTD.
Our Fleet

The following table provides details of our vessels as of March 12, 2025:

Operating Vessel	Year Built	Vessel Size (cbm)	Employment Status	Current Cargo	Time Charter Expiration Date

Ethylene/ethane capable semi-refrigerated midsize
Navigator Aurora	2016	37,300	Time Charter	Ethane	December 2026
Navigator Eclipse	2016	37,300	Time Charter	Ethane	March 2026
Navigator Nova	2017	37,300	Time Charter	Ethane	September 2026
Navigator Prominence	2017	37,300	Time Charter	Ethane	March 2026

Ethylene/ethane capable semi-refrigerated handysize**
Navigator Pluto	2000	22,085	Spot Market	Ethane	—
Navigator Saturn	2000	22,085	Spot Market	Ethane	—
Navigator Venus	2000	22,085	Spot Market	Ethane	—
Navigator Atlas	2014	21,000	Spot Market	Ethane	—
Navigator Europa	2014	21,000	Time Charter	Ethane	January 2026
Navigator Oberon	2014	21,000	Spot Market	Ethylene	—
Navigator Triton	2015	21,000	Spot Market	Ethane	—
Navigator Umbrio	2015	21,000	Time Charter	Ethane	January 2026
Navigator Luna	2018	17,000	Spot Market	Ethane	—
Navigator Solar	2018	17,000	Time Charter	Ethylene	March 2027
Navigator Castor	2019	22,000	Spot Market	Ethylene	—
Navigator Equator	2019	22,000	Spot Market	Ethane	—
Navigator Vega	2019	22,000	Spot Market	Ethylene	—
Navigator Hyperion	2010	17,300	Spot Market	—	—
Navigator Titan	2010	17,300	Spot Market	—	—

Ethylene/ethane capable semi-refrigerated smaller size
Happy Condor*	2008	9,000	Unigas Pool	—	—
Happy Pelican*	2012	6,800	Unigas Pool	—	—
Happy Penguin*	2013	6,800	Unigas Pool	—	—
Happy Kestrel*	2013	12,000	Unigas Pool	—	—
Happy Osprey*	2013	12,000	Unigas Pool	—	—
Happy Peregrine*	2014	12,000	Unigas Pool	—	—
Happy Albatross*	2015	12,000	Unigas Pool	—	—
Happy Avocet*	2017	12,000	Unigas Pool	—	—

Semi-refrigerated handysize
Navigator Aries	2008	20,750	Spot Market	LPG	—
Navigator Capricorn	2008	20,750	Time Charter	LPG	November 2025
Navigator Gemini	2009	20,750	Time Charter	LPG	July 2025
Navigator Pegasus	2009	22,200	Time Charter	LPG	August 2025
Navigator Phoenix	2009	22,200	Time Charter	Ammonia	November 2025
Navigator Scorpio	2009	20,750	Time Charter	LPG	January 2026
Navigator Taurus	2009	20,750	Time Charter	LPG	April 2025
Navigator Virgo	2009	20,750	Time Charter	LPG	April 2025
Navigator Leo	2011	20,600	Spot Market	LPG	—
Navigator Libra	2012	20,600	Time Charter	LPG	April 2025

NAVIGATOR HOLDINGS LTD.

Operating Vessel	Year Built	Vessel Size (cbm)	Employment Status	Current Cargo	Time Charter Expiration Date

Navigator Atlantic (Previously Atlantic Gas)	2014	22,000	Time Charter	LPG	April 2025
Adriatic Gas	2015	22,000	Time Charter	LPG	December 2025
Balearic Gas	2015	22,000	Time Charter	LPG	January 2026
Celtic Gas	2015	22,000	Spot Market	LPG	—
Navigator Centauri	2015	21,000	Time Charter	LPG	May 2025
Navigator Ceres	2015	21,000	Time Charter	LPG	June 2025
Navigator Ceto	2016	21,000	Time Charter	LPG	May 2025
Navigator Copernico	2016	21,000	Time Charter	LPG	May 2025
Bering Gas	2016	22,000	Spot Market	LPG	—
Navigator Luga	2017	22,000	Time Charter	LPG	December 2025
Navigator Yauza	2017	22,000	Time Charter	Ammonia	July 2025
Arctic Gas	2017	22,000	Spot Market	LPG	—
Pacific Gas	2017	22,000	Time Charter	LPG	November 2025

Semi-refrigerated smaller size
Happy Falcon*	2002	3,770	Unigas Pool	—	—

Fully-refrigerated
Navigator Glory	2010	22,500	Time Charter	Ammonia	June 2025
Navigator Grace	2010	22,500	Time Charter	Ammonia	March 2025
Navigator Galaxy	2011	22,500	Time Charter	Ammonia	December 2025
Navigator Genesis	2011	22,500	Spot Market	LPG	—
Navigator Global	2011	22,500	Spot Market	Ammonia	—
Navigator Gusto	2011	22,500	Time Charter	Ammonia	March 2025
Navigator Jorf	2017	38,000	Time Charter	Ammonia	August 2027

*     denotes our owned vessels that are commercially managed with the independently managed Unigas Pool.
**    We currently anticipate delivery of the Navigator Vesta, the third of the Purchased Vessels, on March 17, 2025.

NAVIGATOR HOLDINGS LTD.
PART II. Fourth Quarter 2024 Conference Call Details

Navigator Holdings Ltd. Fourth Quarter 2024 Earnings Webcast and Presentation

On Wednesday, March 12, 2025, at 10:00 A.M. Eastern Time., the Company’s management team will host an online webcast to present and discuss the financial results for the fourth quarter of 2024.

Those wishing to participate should register for the webcast using the following details:

https://us06web.zoom.us/webinar/register/WN_7duVkhhCQ6iIpvX3q4pRyw

Webinar ID: 815 7228 9717
Passcode: 365634

Participants can also join by phone by dialing:

United States: +1 929 205 6099
United Kingdom:+44 330 088 5830

A full list of US and international numbers is available via the following link:
International Dial-in numbers

The webcast and slide presentation will be available for replay on the Company's website (www.navigatorgas.com) shortly after the end of the webcast.
Participants wishing to join the live webcast are encouraged to do so approximately 5 minutes prior to the start.

NAVIGATOR HOLDINGS LTD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIGATOR HOLDINGS LTD.

Date:	By:	/s/ Gary Chapman
March 12, 2025	Name:	Gary Chapman
	Title:	Chief Financial Officer

Category: Financial